UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: October 19, 2006                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                         NEWS RELEASE - OCTOBER 19, 2006

               IMA AND AQUILINE AGREE ON TERMS FOR THE TRANSFER OF
                       NAVIDAD PENDING THE APPEALS PROCESS

IMA EXPLORATION INC. (IMR-AMEX , IMR-TSX.V) ("IMA") and Aquiline Resources Inc. ("Aquiline") have reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by IMA against the judgment of the trial court. The principal terms and conditions of the agreement (a copy of which has been filed on www.sedar.com) include:

o control of the Navidad project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;
o IMA and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Aquiline will pay $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project and secured under the terms of the trust conditions;
o in the event that IMA is unsuccessful on appeal, IMA will be paid such $18,500,000 amount,
o in the event that IMA's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal and control of the Navidad Project will then revert to IMA; and
o pending the finalization of the appeal process, neither party will attempt a hostile takeover of the other.

IMA will maintain its excellent relations with Navidad stakeholders and will cooperate with Aquiline to ensure that the Navidad Project proceeds to development. IMA is inviting company managers and staff as well as mining and government authorities, members of the first nations and all stakeholders to continue cooperating in order to see Navidad a successful reality for the benefit of the Province of Chubut and the ultimately successful owner.

"We are pleased to report that this agreement has been reached as it brings stability to IMA by complying with the order of Madam Justice Koenigsberg, while allowing IMA to concentrate on the appeal of that decision and to protect its position and while allowing the Project to resume the process of development that has been temporarily halted due to the uncertainties that were created by the decision on July 14, 2006. We would like to reassure our shareholders that we continue to fight to regain our ownership of Navidad. This will be the Company's sole focus," said Joseph Grosso, CEO and president.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

News Release                                                    October 19, 2006
IMA Exploration Inc.                                                      Page 2
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For further  information please contact Joseph Grosso,  President & CEO, or Sean
Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2006 NUMBER 18